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FOR IMMEDIATE RELEASE
From: Frances B. Emerson                                Robert McAdams
      Honeywell Inc.                                    Measurex Corporation
      Honeywell Plaza                                   One Results Way
      Minneapolis, MN 55440                             Cupertino, Calif. 95014
      (612) 951-0072                                    (408) 725-3140




               HONEYWELL TO ACQUIRE MEASUREX FOR $35 PER SHARE

     MINNEAPOLIS and CUPERTINO, Calif. Jan. 27, 1997 -- Honeywell Inc. (NYSE:HON) and Measurex Corporation (NYSE:MX) have reached a definitive agreement to merge in an all-cash transaction valued at approximately $600 million. The transaction is expected to greatly strengthen Honeywell's position as a leading supplier of systems, services and products for the worldwide pulp and paper manufacturing industry.
     Under the terms of the merger agreement, which was approved by the boards of directors of both companies, Honeywell this week will commence an all-cash tender offer for all outstanding shares of Measurex stock at a price of $35 per share.
     "Today's announcement signals a major step that will broaden Honeywell's base in the important pulp and paper industry," said Michael R. Bonsignore, chairman and chief executive officer of Honeywell Inc.
     David A. Bossen, chairman and chief executive officer of Measurex, added, "We see this transaction as a way to unite the particular strengths of each of our companies. In this way, we'll be able to deliver a complete suite of automation solutions for pulp and paper manufacturers, extending from the woodyard to the shipping dock."
     Honeywell is a leader in industrial automation and control, including distributed control systems, comprehensive advanced process control applications for the pulping industry, and a broad range of instrumentation. Measurex is a major provider of paper machine integrated control systems.

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HONEYWELL TO ACQUIRE MEASUREX.../2

     Bonsignore added that the combined strong sales and services staff throughout the world ensures that both companies' customers will receive the ongoing support they need to manufacture consistently high-quality products cost-effectively and profitably.
     The merger should provide opportunities for stronger growth for Honeywell in the pulp and paper industry as well as reductions in costs, Bonsignore said. The business unit will be run within Honeywell Industrial Automation and Control by John C. Gingerich, who has been president and COO of Measurex. He will report to Markos I. Tambakeras, president of Honeywell Industrial Control.
     Although the two companies' capabilities are complementary, Bossen and Bonsignore both acknowledged that a rationalization of redundant functions will occur.
     Bonsignore also noted that the acquisition of Measurex significantly broadens Honeywell's presence in the pulp and paper industry. The company already is a leading supplier to the hydrocarbon processing and chemicals industries and also serves oil and gas exploration and transportation, food, pharmaceuticals and power generation. He said that the Measurex acquisition provides Honeywell with further opportunities in paper, plastics, rubber, non-wovens, steel and non-ferrous metals - all industries currently served by Measurex.
     Honeywell expects the transaction to be neutral to earnings per share in 1997 and increasingly accretive thereafter.
     This offer is conditioned upon, among other things, the tendering of at least a majority of the outstanding Measurex shares, the expiration of governmental waiting periods relating to acquisitions, and satisfactory completion of certain environmental tests.
     Reference to Honeywell's outlook and statements that relate to future performance are "forward-looking" statements and are subject to certain risks and uncertainties which could cause the company's results to differ materially from those discussed. These risks are set forth in Honeywell's 10K and 10Q.
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HONEYWELL TO ACQUIRE MEASUREX.../3

     Bear, Stearns & Co. Inc. advised Honeywell and will act as dealer manager in connection with the tender offer. Goldman, Sachs and Co. Inc. advised Measurex in connection with the transaction.
     Honeywell is a global controls company focused on creating value through technology that enhances comfort, improves productivity, saves energy, protects the environment and increases safety. The company services customers worldwide in the homes and buildings, industrial, and aviation and space markets. Honeywell employs 53,000 people in 95 countries, and had 1996 sales of $7.3 billion.
     Measurex is a leading supplier of computer-integrated measurement, control and information systems and services. The company's wide range of products improves product quality, process efficiency and cost savings. Measurex's customers are served by sales and service subsidiaries located in 50 offices and 34 countries around the world.

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